United States securities and exchange commission logo





                           May 19, 2020

       Shameze Rampertab
       Interim Executive Officer and Chief Financial Officer
       Zomedica Pharmaceuticals Corp.
       100 Phoenix Drive, Suite 180
       Ann Arbor, Michigan 48108

                                                        Re: Zomedica
Pharmaceuticals Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2020
                                                            File No. 333-238322

       Dear Mr. Rampertab:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at (202) 551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              John D. Hogoboom